Nordic American Tankers Ltd

(NYSE: NAT) – 2026 Annual General

Meeting of Shareholders (AGM)

SEPTEMBER 28, 2026 PRESS RELEASES

Monday, September 28, 2026

Dear Shareholders and Investors,

Please be informed that the date of the Annual General Meeting (AGM) in Nordic American Tankers Limited (NAT) has been set to November 20, 2026.

The record date is September 10, 2026, for the determination of the NAT shareholders entitled to receive notice of and to vote at the AGM or any adjournment thereof.

The Notice of the Meeting and the Proxy Statement will be available with the Securities and Exchange Commission (SEC) on a form 6-K post-market today, September 28, 2026.

For sake of good order, Nordic American Tankers Limited (“NAT”) 2025 Annual Report on Form 20-F that was filed on April 29, 2026 is available for download on both the SEC website at www.sec.gov and our website www.nat.bm (annual reports).

Any shareholder may receive a hard copy of NAT’s complete 2025 Form 20-F, free of charge upon request to the below contacts.

For contacts, please see at the end of this communication or our web page www.nat.bm

Sincerely, Herbjorn Hansson

Founder, Chairman & CEO Nordic American Tankers Ltd.

Contacts:

Bjørn Giæver, CFO

Nordic American Tankers Ltd Tel: +1 888 755 8391

Alexander Kihle, Finance Manager Nordic American Tankers Ltd

Tel: +47 91 724 171